Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, Texas 79701
October 6, 2011
Via EDGAR
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Legacy Reserves LP
Form 10-K for Fiscal Year
Ended December 31, 2010
Filed March 4, 2011
File No. 001-33249
Dear Mr. Horowitz:
     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2011, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2010 filed with the Commission on March 4, 2011, File No. 001-33249 (the “Form 10-K”).
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K, unless indicated otherwise.
     In response to the Staff’s comments, Legacy will include appropriate additional disclosure as described below in its respective Form 10-Q or Form 10-K, as applicable, filed with the Commission for its next quarter or year.
Form 10-K for Fiscal Year Ended December 31, 2010
Business, page 1
Acquisition Activities, page 2
1.	We note that you have provided certain disclosures which appear to be consistent with the information required by subsection 1200 of Regulation S-K. Please tell us how the disclosure in your filing addresses the requirement of Item 1202(a)(6) of Regulation S-K, with respect to

Mr. Ethan Horowitz
October 6, 2011

material additions, to “provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.” Specifically, we note you completed 27 acquisitions of oil and natural gas properties during the year ended December 31, 2010, adding a total of approximately 17.5MMBoe of proved reserves.
     Response: As stated on page 30 of the Form 10-K, “[f]rom time to time, we engage LaRoche to prepare a reserve and economic evaluation of properties that we are considering purchasing.” Each year, Legacy engages LaRoche to prepare an evaluation of all of our oil and natural gas producing properties including the properties acquired during the calendar year. Thus, the oil and natural gas properties acquired during the year ended December 31, 2010, were evaluated by LaRoche, along with all of the properties owned as of January 1, 2010, to generate the reserve report attached as Exhibit 99.1 to Form 10-K. LaRoche utilizes standard geological and engineering methods generally accepted by the petroleum industry. The reserves in the LaRoche report were estimated using deterministic methods. The technologies include decline curve analysis, volumetric studies using petrophysical data from electric well logs and cores, and comparison to analogous properties. As a result, for the reserve estimates with respect to the properties acquired in 2010, the same standards and technologies were used as for the preparation of all of Legacy’s year end reserves, as set forth on page 30.
     In future filings, Legacy will provide clarifying disclosure to state that, if applicable, acquisitions representing material additions to Legacy’s reserve estimates were evaluated using the same technologies as are used for Legacy’s year end reserve estimates, and, if different, will describe the technologies used for the estimation of the reserves attributable to such acquisitions.
Internal Control over Reserve Estimations, page 30
2.	Please expand your disclosure to include a description of the internal controls used in your reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing.
     Response: In future filings, Legacy will expand its disclosure to include an enhanced description of the internal controls used in Legacy’s reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K, including internal controls that ensure information taken from third party reports is properly disclosed in our filing. Legacy proposes the following expanded disclosure to be included in its future filings:
     “Legacy’s proved reserves are estimated at the well or unit level and compiled for reporting purposes by Legacy’s reservoir engineering staff, none of whom are members of Legacy’s operating teams nor are they managed by members of Legacy’s operating teams. Legacy maintains internal evaluations of its reserves in a secure engineering database. Legacy’s reservoir engineering staff meets with LaRoche periodically throughout the year to discuss assumptions and methods used in the reserve estimation process. Legacy provides LaRoche information on all properties acquired during the year for addition to Legacy’s reserve report. LaRoche updates production data from public sources and then modifies production forecasts for all properties as necessary. Legacy provides to LaRoche lease operating statement data at the property level from Legacy’s accounting system for estimation of each property’s operating expenses, price differentials, gas shrinkage and NGL yield. Legacy’s reserve engineering staff provides all changes to Legacy’s ownership interests in the properties to LaRoche for

Mr. Ethan Horowitz
October 6, 2011

input into the reserve report. Legacy provides information on all capital projects completed during the year as well as changes in the expected timing of future capital projects. Legacy provides updated capital project cost estimates and abandonment cost and salvage value estimates. Legacy’s internal engineering staff coordinates with Legacy’s accounting and other departments and works closely with LaRoche to ensure the integrity, accuracy and timeliness of data that is furnished to LaRoche for its reserve estimation process. All of the reserve information in Legacy’s secure reserve engineering data base is provided to LaRoche. After evaluating and inputting all information provided by Legacy, LaRoche, as independent third-party petroleum engineers, provides Legacy with a preliminary reserve report which Legacy’s engineering staff and its President and Chief Financial Officer review for accuracy and completeness with an emphasis on ownership interest, capital cash and timing, expense estimates and production curves. After considering comments provided by Legacy, LaRoche completes and publishes the final reserve report. Legacy’s engineering staff, in coordination with Legacy’s accounting department and President and Chief Financial Officer, ensure that the information derived from LaRoche’s reports is properly disclosed in our filings.” Please see Annex A hereto for a redline of Legacy’s existing disclosure and the enhanced disclosure proposed above.
     In addition, in future filings, the Partnership will provide a cross-reference to the last paragraph of Exhibit 99.1 to the Form 10-K, which describes the professional qualifications of the primary person responsible for the third party reserve evaluation.
Production and Price History, page 31
3.	Please tell us how you considered the requirement to disclose production information for each field that contains 15% or more of your total proved reserves as required by Item 1204(a) of Regulation S-K. In this regard, we note your disclosure by field on page 26 and your statement that eight fields noted therein “accounted for approximately 54% of our total estimated proved reserves.”
     Response: As the Staff noted, our disclosure on page 26 states that the Spraberry field, on an MMBoe basis, contains 8.2 MMBoe of proved reserves, or 15.5% of total proved reserves of 52.8 MMBoe. Since our properties located in the Spraberry field contain 15% or more of Legacy’s total proved reserves expressed on an oil-equivalent basis, Item 1204(a) of Regulation S-K requires field-specific production information for each of the last three fiscal years. In future filings, to the extent any field contains 15% or more of our total proved reserves on an oil-equivalent basis, we will provide a footnote to the table on page 26 in the Form 10-K disclosing our reserves on a per field basis, which footnote will disclose for each of the last three fiscal years, the production, by final product sold, of oil, gas and other products, with respect to fields that contain 15% or more of Legacy’s total proved reserves expressed on an oil-equivalent basis. For the Spraberry field, the production information for the last three fiscal years is as follows:

	Year Ended December 31,
	2010	2009	2008
Spraberry Field Production:
Oil (MBbl)	226,527	250,285	214,718
Natural gas liquids (Mgal)	44,284	63,340	53,750
Gas (MMcf)	922,307	860,971	717,568
Total (Mboe)	381,299	395,288	335,593
Average daily production (Boe perday)	1,045	1,083	917

Mr. Ethan Horowitz
October 6, 2011

Developed and Undeveloped Acreage, page 32
4.	Please expand your disclosure, if applicable, to describe any acreage concentrations and disclose the minimum remaining terms of material leases and concessions, to comply with Item 1208(b) of Regulation S-K, or otherwise advise as to the applicability of these disclosure requirements.
     Response: As stated in footnote (b) to the Developed and Undeveloped Acreage table on page 32, all of our proved undeveloped locations are located on acreage currently held by production. Consequently, the requirement in Item 1208(b) of Regulation S-K to disclose minimum remaining terms of material leases is not applicable. We do not have any material leases that are subject to the expiration of remaining terms. Of our total undeveloped acreage, 4,080 gross acres (or 16% of total gross undeveloped acreage and 0.7% of total acreage) and 317 net acres (or 5% of total net undeveloped acres and 0.2% of total acreage) are not held by production. In future filings, to the extent such information is material, we will add disclosure describing the minimum remaining terms of material leases.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45
5.	We note that you have presented the non-GAAP measure “Distributable Cash Flow” which is reconciled to adjusted EBITDA. This appears to be a non-GAAP liquidity measure which should be reconciled to a GAAP-basis liquidity measure. Please tell us whether you consider “Distributable Cash Flow” to be a performance measure or a liquidity measure. If you conclude that it is a liquidity measure, please provide us with draft disclosure to be provided in future Exchange Act filings showing a reconciliation to the most directly comparable GAAP-basis liquidity measure. In addition, please note that the prominent presentation of amounts for the three major categories from the statement of cash flows is required when a non-GAAP liquidity measure is presented.
     Response: Legacy considers “Distributable Cash Flow” a performance measure which provides important information relating Legacy’s financial operating performance to its cash distribution capability. Legacy believes that both Adjusted EBITDA (as defined in the Form 10-K) and Distributable Cash Flow are useful to investors because these measures are used by many companies in the industry as measures of operating and financial performance and are commonly employed by financial analysts and others to evaluate the operating and financial performance of the Partnership from period to period and to compare it with the performance of other publicly traded partnerships within the industry.
     The common units of publicly traded limited partnerships such as Legacy are viewed by investors as yield-oriented equity securities. As stated on page 1 of the Form 10-K, “[o]ur primary business objective is to generate stable cash flows allowing us to make distributions to our unitholders and to

Mr. Ethan Horowitz
October 6, 2011

increase quarterly cash distributions per unit over time [...].” Similarly, on page 40, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we state that we “strive to increase our production levels to maximize our revenue and cash available for distribution.” Accordingly, we pay out to our investors a majority of our operating cash flow, less development capital expenditures, on a quarterly basis, with a primary objective to grow cash distributions over time. Thus, the primary measure of performance used by management of Legacy, our investors and the analysts covering publicly traded limited partnerships in the energy industry is the Partnership’s cash generating performance from period to period, which has generally been measured in the industry using “Distributable Cash Flow.” Distributable Cash Flow differs from cash flow from operations since Distributable Cash Flow is adjusted for capital expenditures not included in our GAAP income statement. In addition, Distributable Cash Flow is not used as a measure of liquidity. We use as measures for liquidity the available borrowing capacity under our credit facility and cash on hand.
     In future filings, Legacy will include the following disclosure revising the last two paragraphs on page 45 to clarify that “Distributable Cash Flow” is a performance measure:
     “Legacy’s management uses Adjusted EBITDA and Distributable Cash Flow as tools to provide additional information and metrics relative to the performance of Legacy’s business, such as the cash distributions Legacy expects to pay to its unitholders. Legacy’s management believes that both Adjusted EBITDA (as defined in the Form 10-K) and Distributable Cash Flow are useful to investors because these measures are used by many companies in the industry as measures of operating and financial performance and are commonly employed by financial analysts and others to evaluate the operating and financial performance of the Partnership from period to period and to compare it with the performance of other publicly traded partnerships within the industry. Adjusted EBITDA and Distributable Cash Flow may not be comparable to a similarly titled measure of other publicly traded limited partnerships or limited liability companies because all entities may not calculate Adjusted EBITDA in the same manner.
     The following presents a reconciliation of “Adjusted EBITDA” and “Distributable Cash Flow,” both of which are non-GAAP measures, to their nearest comparable GAAP measure. Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to GAAP measures, such as net income, operating income, cash flow from operating activities, or any other GAAP measure of financial performance.”
Please see Annex A for a redline showing the changes proposed.
6.	In connection with the preceding comment, we note that you have presented the measure “Distributable Cash Flow per Unit” as part of your quarterly earnings releases. Please note that the presentation of per share liquidity measure is not deemed to be appropriate. Please tell us how you considered the guidance per FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.
     Response: Legacy has considered the guidance provided in Accounting Series Release (“ASR”) No. 142, Reporting Cash Flow and Other Related Data (also referred to as FRC 202.04). As stated in its response to the Staff’s comment number 5 above, Legacy considers “Distributable Cash Flow” a performance measure. Further, ASR 142 states that “[d]ividends are similarly logically presented in terms of the individual share, as are net assets.” Since “Distributable Cash Flow” is a performance measure which indicates the ability of the Partnership to make quarterly cash distributions, or dividends,

Mr. Ethan Horowitz
October 6, 2011

on its units representing limited partner interests, the Partnership believes that a presentation of “Distributable Cash Flow” on a per unit basis in its earnings release, which is furnished to the Commission, is within the guidance provided by ASR 142 (see also Compliance Disclosures and Interpretations, Non-GAAP Financial Measures, Question 102.05).
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(15) Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities, page F-30
7.	It does not appear that the required disclosure regarding capitalized costs was provided in your filing. Please tell us where this information is provided in your filing or revise to provide this disclosure. Refer to FASB ASC 932-235-50-13.
     Response: As directed by the Staff, we have reviewed FASB ASC 932-235-50-13 which requires disclosure of the aggregate capitalized costs relating to an entity’s oil and gas producing activities and the aggregate related accumulated depreciation, depletion, amortization, and valuation allowances shall be disclosed as of the end of the year. Legacy believes that it has made the disclosure required by FASB ASC 932-235-50-13 since aggregate capitalized costs are disclosed on page F-3 of the Form 10-K under the item “Oil and natural gas properties, at cost” on its Consolidated Balance Sheets as of December 31, 2010 and 2009, with the line items “Proved oil and natural gas properties, at cost, using the successful efforts method of accounting;” “Unproved properties;” and “Accumulated depletion, depreciation and amortization.”
     Further, as disclosed on page F-7 under paragraph (d) of note (1) of the Notes to Consolidated Financial Statements, “[...] costs relating to the acquisition of and development of proved areas are capitalized when incurred. The costs of development wells are capitalized whether productive or non-productive. Leasehold acquisition costs are capitalized when incurred. If proved reserves are found on an unproved property, leasehold cost is transferred to proved properties. Exploration dry holes are charged to expense when it is determined that no commercial reserves exist. Other exploration costs, including personnel costs, geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense when incurred. The costs of acquiring or constructing support equipment and facilities used in oil and gas producing activities are capitalized.”
     Legacy does not incur any costs related to exploration activities. As stated on page 1 of the Form 10-K, Legacy is focused “on the acquisition and development of oil and natural gas properties [...]” and the table on page F-30 under Note (15) “Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities” lists costs incurred for exploration activities for the last three fiscal years as zero.
     In future filings, Legacy will provide, in Note (15), a cross-reference to page F-3 to point the reader to the disclosure of capitalized costs in its Consolidated Balance Sheets on page F-3 of the Form 10-K.

Mr. Ethan Horowitz
October 6, 2011

****
Legacy acknowledges the following:
•	Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Legacy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions you have with respect to the foregoing or with respect to the Form 10-K to the undersigned at 432-689-5217.

Very truly yours,
/s/ Steven H. Pruett

cc:	Jennifer O’Brien, Securities and Exchange Commission Rocky Horvath, BDO USA LLP Joe A. Young, LaRoche Petroleum Consultants, Ltd. Gislar Donnenberg, Andrews Kurth LLP

Mr. Ethan Horowitz
October 6, 2011

Annex A
Comment 2 (page 30 of Form 10-K):
Legacy’s proved reserves are estimated at the well or unit level and compiled for reporting purposes by Legacy’s reservoir engineering staff, none of whom are members of Legacy’s operating teams nor are they managed by members of Legacy’s operating teams. Legacy maintains internal evaluations of its reserves in a secure engineering database. Legacy’s reservoir engineering staff meets with LaRoche periodically throughout the year to discuss assumptions and methods used in the reserve estimation process. Legacy provides LaRoche information on all properties acquired during the year for addition to Legacy’s reserve report. LaRoche updates production data from public sources and then modifies production forecasts for all properties as necessary. Legacy provides to LaRoche lease operating statement data at the property level from Legacy’s accounting system for estimation of each property’s operating expenses, price differentials, gas shrinkage and NGL yield. Legacy’s reserve engineering staff provides all changes ~~in~~ to Legacy’s ownership interests in the properties to LaRoche for input into the reserve report. Legacy provides information on all capital projects completed during the year as well as changes in the expected timing of future capital projects. Legacy provides updated capital project cost estimates and abandonment cost and salvage value estimates. Legacy’s internal engineering staff coordinates with Legacy’s accounting and other departments and works closely with LaRoche to ensure the integrity, accuracy and timeliness of data that is furnished to LaRoche for its reserve estimation process. All of the reserve information in Legacy’s secure reserve engineering data base is provided to LaRoche. After evaluating and inputting all information provided by Legacy, LaRoche, as independent third-party petroleum engineers, provides Legacy with a preliminary reserve report which Legacy ~~reviews~~’s engineering staff and its President and Chief Financial Officer review for accuracy and completeness. with an emphasis on ownership interest, capital cash and timing, expense estimates and production curves. After considering comments provided by Legacy, LaRoche completes and publishes the final reserve report. Legacy’s engineering staff, in coordination with Legacy’s accounting department and President and Chief Financial Officer, ensure that the information derived from LaRoche’s reports is properly disclosed in our filings.
Comment 5 (page 45 of Form 10-K):
     Legacy’s management uses Adjusted EBITDA and Distributable Cash Flow as tools to provide additional information and metrics relative to the performance of Legacy’s business, such as the cash distributions Legacy expects to pay to its unitholders, ~~as well as its ability to meet debt covenant compliance tests.~~ Legacy’s management believes that ~~these financial measures help investors evaluate whether or not cash flow is being generated at a level that can sustain or support an increase in quarterly distribution rates.~~ both Adjusted EBITDA (as defined in the Form 10-K) and Distributable Cash Flow are useful to investors because these measures are used by many companies in the industry as measures of operating and financial performance and are commonly employed by financial analysts and others to evaluate the operating and financial performance of the Partnership from period to period and to compare it with the performance of other publicly traded partnerships within the industry. Adjusted EBITDA and Distributable Cash Flow may not be comparable to a similarly titled measure of other publicly traded limited partnerships or limited liability companies because all entities may not calculate Adjusted EBITDA in the same manner.
     The following presents a reconciliation of “Adjusted EBITDA” and “Distributable Cash Flow,” both of which are non-GAAP measures, to their nearest comparable GAAP measure. Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to GAAP measures, such as net income, operating income, cash flow from operating activities, or any other GAAP measure of ~~liquidity or~~ financial performance.